UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159101

(CUSIP Number)

Vasiliki Papaefthymiou

Secretary

Navios Maritime Holdings Inc.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

With a copy to:

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,301,220 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,301,220 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,301,220 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.20% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents shares of common stock (the “Common Stock”) of Navios Maritime Acquisition Corporation (the “Issuer”) owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”). Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are owned by Alpha Merit, which shares of preferred stock are convertible only to the extent Alpha Merit’s beneficial ownership would not exceed 45.0% of the issued and outstanding shares of the Issuer’s Common Stock following such conversion. Accordingly, as of September 30, 2017, a portion of the Series C Convertible Preferred Stock could be converted into approximately 4,290,682 (of the 7,676,000) shares of Common Stock, which number of shares of Common Stock is not included in the 65,301,220 reported amount.

(2)

Based on 144,182,831 shares of Common Stock outstanding as of September 30, 2018, in addition to approximately 3,638,028 shares of Common Stock issued on December 13, 2018 in connection with the Merger (as defined below).

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 13, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, and Amendment No. 12 filed on November 28, 2017 all other provisions of the Schedule 13D filed by Navios Holdings and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 13 is being filed to disclose the change in the Reporting Person’s Shares of Common Stock as described in Item 5 of this Amendment No. 13.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 of this Amendment No. 13 is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

Closing of the Merger

On December 13, 2018, the Issuer completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among the Issuer, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Maritime Midstream Partners L.P. (“NAP”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into NAP (the “Merger”), with NAP surviving as a wholly-owned subsidiary of the Issuer.

Pursuant to the terms of the Merger Agreement, each outstanding Common Unit representing limited partner interests in NAP held by a Common Unit holder other than the issuer, NAP or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of the Issuer’s common stock.

Prior to the closing of transactions contemplated by the Merger Agreement, the Reporting Person owned 65,301,220 shares of Common Stock of the Issuer, representing 45.29% of the Issuer. As a result of the Merger, approximately 3,683,028 shares of the Issuer’s common stock were issued to former holders of NAP Public Units. As a result of the closing, the Reporting Person’s beneficial ownership changed to 44.20%.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit F and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the Merger, the Reporting Person, for the purposes of Rule 13d-3 under the Exchange Act, beneficially owns 44.20% of the Issuer’s Common Stock and has sole power to vote and dispose of 100% of such Common Stock.

(c) Except as described herein, the Reporting Person has not affected any transactions in the Issuer’s Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented to incorporate by reference, Item 4 of this Amendment No. 13.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following:

F

Agreement and Plan of Merger, dated October 7, 2018, by and among Navios Maritime Acquisition Corporation, NMA Sub LLC, Navios Maritime Midstream Partners L.P. and Navios Maritime Midstream Partners GP LLC (previously filed as a Report on Form 6-K filed on October 9, 2018 and hereby incorporated by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2018		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer